Logistic Properties of the Americas to Participate in Citi’s 2025 Global Property CEO Conference

SAN JOSE, Costa Rica – February 11, 2025 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or the “Company”), today announced that its management team will participate in a panel discussion at Citi’s 2025 Global Property CEO Conference on Monday, March 3, 2025 at 10:15 AM ET. LPA will also host individual meetings with investors during the conference. A copy of materials provided by the Company at the conference will be available in the “News & Presentations” section of LPA’s investor relations website at https://ir.lpamericas.com.

About Logistic Properties of the Americas (NYSE American: LPA)
Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality, Class A industrial and logistics real estate in high-growth and high-barrier-to-entry markets in the Americas. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies. LPA expects its strong customer relationships and insight to enable future growth through the development and acquisition of high-quality, strategically located facilities in its target markets. As of June 30, 2024, LPA consisted of an operating and development portfolio of thirty-one logistic facilities in Colombia, Peru and Costa Rica totaling more than 491,000 square meters (or approximately 5.3 million square feet) of gross leasable area. For more information visit https://ir.lpamericas.com

Investor Relations Contacts

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano/Ivan Peill
InspIR
Group barbara@inspirgroup.com / ivan@inspirgroup.com